UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT

UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE

SECURITIES EXCHANGE ACT OF 1934

CRESCENT FINANCIAL CORPORATION

CRESCENT FINANCIAL BANCSHARES, INC.

(Name of Subject Company (Issuer))

PIEDMONT COMMUNITY BANK HOLDINGS, INC.

(Name of Filing Person (Offeror))

Crescent Financial Corporation Common Stock, par value $1.00 per share

Crescent Financial Bancshares, Inc. Common Stock, par value $0.001 per share

(Title of Class of Securities)

Crescent Financial Corporation Common Stock: 225744101

Crescent Financial Bancshares, Inc. Common Stock: 225743103

(CUSIP Number of Class of Securities)

Piedmont Community Bank Holdings, Inc.

4711 Six Forks Road

Suite 2B

Raleigh, NC 27609

Attention: Scott Custer

(919) 659-9000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Kenneth L. Henderson, Esq.

Tara Newell, Esq.

Bryan Cave LLP

1290 Avenue of the Americas

New York, NY 10104

(212) 541-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$30,599,998.00	$3,506.76

*	For the purpose only of calculating the filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The transaction value was calculated by multiplying (i) 6,442,105 shares of common stock, par value $1.00 per share, of Crescent Financial Corporation (“Crescent NC”) sought in the tender offer by (ii) the tender offer price of $4.75 per share. It is a condition to the consummation of the tender offer that Crescent NC engage in a transaction pursuant to which it will become a Delaware corporation operating under the name of Crescent Financial Bancshares, Inc. (“Crescent DE”). Pursuant to the reincorporation transaction, shares of common stock of Crescent NC will be automatically converted into shares of Crescent DE on a one for one basis.

**	The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act, and Fee Rate Advisory #2 for fiscal year 2012, issued August 31, 2011, by multiplying the transaction valuation by 0.0001146.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, of the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A
Form or Registration No.:	N/A
Filing Party:	N/A
Date Filed:	N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (together with any amendments or supplements hereto, this “Schedule TO”) is filed by Piedmont Community Bank Holdings, Inc., a Delaware corporation (“Purchaser”), in connection with its offer to purchase up to 6,442,105 shares of common stock, par value $1.00 per share (the “Crescent NC Shares”), of Crescent Financial Corporation, a North Carolina corporation (“Crescent NC”), for $4.75 net per share in cash, without interest and less applicable withholding taxes. After commencement of the tender offer and prior to its expiration, Crescent NC will reincorporate as a Delaware corporation (the “Reincorporation”) through a merger of Crescent NC with and into a newly formed Delaware corporation organized as a subsidiary of Crescent NC, with the newly formed Delaware corporation as the surviving corporation continuing the business of Crescent NC under the name Crescent Financial Bancshares, Inc. (“Crescent DE”). As a result of the Reincorporation, the Crescent NC Shares will automatically be converted into shares of common stock, par value $0.001 per share (the “Crescent DE Shares”), of Crescent Financial Bancshares, Inc. References to “Shares” hereinafter means the Crescent NC Shares prior to the completion of the Reincorporation and the Crescent DE Shares after the completion of the Reincorporation.

The tender offer will be conducted upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 8, 2011 (the “Offer to Purchase”) and the related letter of transmittal (the “Letter of Transmittal”), copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The information in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated herein by reference in response to all of the items of this Schedule TO and is supplemented by the information specifically provided herein.

Item 1.	Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated by reference herein.

Item 2.	Subject Company Information.

(a)	The name, address and telephone number of the subject companies’ principal executive offices are as follows:

Crescent Financial Corporation 1005 High House Road Cary, North Carolina, 27513 (919) 460-7770	Crescent Financial Bancshares, Inc. 1005 High House Road Cary, North Carolina, 27513 (919) 460-7770

(b)	This Schedule TO relates to the outstanding shares of common stock, par value $1.00 per share, of Crescent NC prior the Reincorporation and outstanding shares of common stock, par value $0.001 per share, of Crescent DE after the Reincorporation. As of November 4, 2011, Crescent NC advised Purchaser that there were 9,662,059 Crescent NC Shares outstanding and 100 Crescent DE Shares outstanding.

(c)	The information set forth in Section 6—“Price Range of the Shares” of the Offer to Purchase is incorporated by reference herein.

Item 3.	Identity and Background of Filing Person.

(a)-(c)	The information set forth in the section entitled “Introduction,” Section 9—“Certain Information About Purchaser” and Schedule A—“Additional Information” of the Offer to Purchase is incorporated by reference herein.

Item 4.	Terms of the Transaction.

(a)	The information set forth in the section entitled “Summary Term Sheet,” the section entitled “Introduction,” Section 1—“Terms of the Offer; Proration” through Section 5—“Material U.S. Federal Income Tax Consequences,” Section 10—“The Investment Agreement; Other Agreements” and Section 12—“Purpose of the Offer; Plans for Crescent Financial” of the Offer to Purchase is incorporated by reference herein.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a)	The information set forth in Section 10—“The Investment Agreement; Other Agreements” of the Offer to Purchase is incorporated by reference herein.

(b)	The information set forth in Section 10—“The Investment Agreement; Other Agreements” and Section 11—“Background of the Offer” of the Offer to Purchase is incorporated by reference herein.

Item 6.	Purposes of the Transaction and Plans and Proposals.

(a)	The information set forth in Section 12—“Purpose of the Offer; Plans for Crescent Financial” of the Offer to Purchase is incorporated by reference herein.

(c)(1)-(7)	The information set forth in Section 7—“Effect of the Offer on the Market for Shares,” Section 10—“The Investment Agreement; Other Agreements” and Section 12—“Purpose of the Offer; Plans for Crescent Financial” of the Offer to Purchase is incorporated by reference herein.

Item 7.	Source and Amount of Funds or Other Consideration.

(a)-(b), (d)	The information set forth in Section 13—“Source and Amount of Funds” of the Offer to Purchase is incorporated by reference herein.

Item 8.	Interest in Securities of the Subject Company.

(a)-(b)	The information set forth in Section 9—“Certain Information About Purchaser” of the Offer to Purchase is incorporated by reference herein.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a)	The information set forth in Section 17—“Fees and Expenses” of the Offer to Purchase is incorporated by reference herein.

Item 10.	Financial Statements.

(a)	Not applicable.

(b)	Not applicable.

Item 11.	Additional Information.

(a)(1)	The information set forth in the section entitled “Introduction,” Section 10—“The Investment Agreement; Other Agreements,” Section 11—“Background of the Offer” and Section 12—“Purpose of the Offer; Plans for Crescent Financial” of the Offer to Purchase is incorporated by reference herein.

(a)(2)	The information set forth in the section entitled “Introduction,” Section 1—“Terms of the Offer; Proration,” Section 14—“Conditions of the Offer” and Section 15—“Certain Legal Matters” of the Offer to Purchase is incorporated by reference herein.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	Not applicable.

(c)	The information set forth in the Offer to Purchase is incorporated by reference herein.

Item 12.	Exhibits.

Exhibit Number	Description

(a)(1)(i)	Offer to Purchase dated November 8, 2011.

(a)(1)(ii)	Letter of Transmittal.

(a)(1)(iii)	Notice of Guaranteed Delivery.

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)	Letter to Crescent State Bank Employees 401(k) Plan Participants.

(a)(1)(vii)	Form of Summary Advertisement published in the Investor’s Business Daily on November 8, 2011.

(a)(5)(i)	Joint Press Release of Piedmont Community Bank Holdings, Inc. and Crescent Financial Corporation, dated February 23, 2011 (filed as Exhibit 99.1 to the Current Report on Form 8-K of Crescent Financial Corporation, filed with the SEC on February 25, 2011 and incorporated herein by reference).

(a)(5)(ii)	Joint Press Release of Piedmont Community Bank Holdings, Inc. and Crescent Financial Corporation, dated November 8, 2011.

(b)	Not applicable.

(d)(1)	Investment Agreement, dated as of February 23, 2011, by and among Piedmont Community Bank Holdings, Inc., Crescent Financial Corporation and Crescent State Bank (filed as Exhibit 10(xxxix) to the Annual Report on Form 10-K of Crescent Financial Corporation, filed with the SEC on March 29, 2011 and incorporated herein by reference).

(d)(2)	Amendment to Investment Agreement, dated as of March 24, 2011, by and among Piedmont Community Bank Holdings, Inc., Crescent Financial Corporation and Crescent State Bank.

(d)(3)	Amendment No. 2 to Investment Agreement, dated as of November 2, 2011, by and among Piedmont Community Bank Holdings, Inc., Crescent Financial Corporation and Crescent State Bank.

(d)(4)	Voting Agreement, dated as of February 23, 2011, by and among Piedmont Community Bank Holdings, Inc. and Michael G. Carlton.

(d)(5)	Voting Agreement, dated as of February 23, 2011, by and among Piedmont Community Bank Holdings, Inc. and James A. Lucas, Jr.

(d)(6)	Voting Agreement, dated as of February 23, 2011, by and among Piedmont Community Bank Holdings, Inc. and Charles A. Paul, III.

(d)(7)	Voting Agreement, dated as of February 23, 2011, by and among Piedmont Community Bank Holdings, Inc. and Brent D. Barringer.

(d)(8)	Voting Agreement, dated as of October 31, 2011, by and among Piedmont Community Bank Holdings, Inc. and Jon S. Rufty.

(d)(9)	Partial Release of Voting Agreement, dated as of November 2, 2011, by and among Piedmont Community Bank Holdings, Inc. and Michael G. Carlton.

(d)(10)	Form of Registration Rights Agreement, to be entered into by and between Piedmont Community Bank Holdings, Inc. and Crescent Financial Corporation (Exhibit C to Exhibit 10(xxxix) to the Annual Report on Form 10-K of Crescent Financial Corporation, filed with the SEC on March 29, 2011 and incorporated herein by reference).

(d)(11)	Reciprocal Confidentiality Agreement, dated November 15, 2010, by and among Piedmont Community Bank Holdings, Inc. and Howe Barnes Hoefer & Arnett, Inc., as agent for Crescent Financial Corporation

(g)	Not applicable.

(h)	Not applicable.

Item 13.	Information Required By Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PIEDMONT COMMUNITY BANK HOLDINGS, INC.

/s/ Scott Custer
Name:	Scott Custer
Title:	Chief Executive Officer

Date: November 8, 2011

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(i)	Offer to Purchase dated November 8, 2011.

(a)(1)(ii)	Letter of Transmittal.

(a)(1)(iii)	Notice of Guaranteed Delivery.

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)	Letter to Crescent State Bank Employees 401(k) Plan Participants.

(a)(1)(vii)	Form of Summary Advertisement published in the Investor’s Business Daily on November 8, 2011.

(a)(5)(i)	Joint Press Release of Piedmont Community Bank Holdings, Inc. and Crescent Financial Corporation, dated February 23, 2011 (filed as Exhibit 99.1 to the Current Report on Form 8-K of Crescent Financial Corporation, filed with the SEC on February 25, 2011 and incorporated herein by reference).

(a)(5)(ii)	Joint Press Release of Piedmont Community Bank Holdings, Inc. and Crescent Financial Corporation, dated November 8, 2011.

(b)	Not applicable.

(d)(1)	Investment Agreement, dated as of February 23, 2011, by and among Piedmont Community Bank Holdings, Inc., Crescent Financial Corporation and Crescent State Bank (filed as Exhibit 10(xxxix) to the Annual Report on Form 10-K of Crescent Financial Corporation, filed with the SEC on March 29, 2011 and incorporated herein by reference).

(d)(2)	Amendment to Investment Agreement, dated as of March 24, 2011, by and among Piedmont Community Bank Holdings, Inc., Crescent Financial Corporation and Crescent State Bank.

(d)(3)	Amendment No. 2 to Investment Agreement, dated as of November 2, 2011, by and among Piedmont Community Bank Holdings, Inc., Crescent Financial Corporation and Crescent State Bank.

(d)(4)	Voting Agreement, dated as of February 23, 2011, by and among Piedmont Community Bank Holdings, Inc. and Michael G. Carlton.

(d)(5)	Voting Agreement, dated as of February 23, 2011, by and among Piedmont Community Bank Holdings, Inc. and James A. Lucas, Jr.

(d)(6)	Voting Agreement, dated as of February 23, 2011, by and among Piedmont Community Bank Holdings, Inc. and Charles A. Paul, III.

(d)(7)	Voting Agreement, dated as of February 23, 2011, by and among Piedmont Community Bank Holdings, Inc. and Brent D. Barringer.

(d)(8)	Voting Agreement, dated as of October 31, 2011, by and among Piedmont Community Bank Holdings, Inc. and Jon S. Rufty.

(d)(9)	Partial Release of Voting Agreement, dated as of November 2, 2011, by and among Piedmont Community Bank Holdings, Inc. and Michael G. Carlton.

(d)(10)	Form of Registration Rights Agreement, to be entered into by and between Piedmont Community Bank Holdings, Inc. and Crescent Financial Corporation (Exhibit C to Exhibit 10(xxxix) to the Annual Report on Form 10-K of Crescent Financial Corporation, filed with the SEC on March 29, 2011 and incorporated herein by reference).

(d)(11)	Reciprocal Confidentiality Agreement, dated November 15, 2010, by and among Piedmont Community Bank Holdings, Inc. and Howe Barnes Hoefer & Arnett, Inc., as agent for Crescent Financial Corporation

(g)	Not applicable.

(h)	Not applicable.